                      June 16, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. H. Christopher Owings
Mr. Scott Anderegg
Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

  Re:
  Atlantic Power Corporation
  Amendment No. 1 to Registration Statement on Form 10-12B
  Filed May 27, 2010
  Form 10-Q for Fiscal Quarter Ended March 31, 2010
  Filed May 14, 2010
  File No. 001-34691

Ladies and Gentlemen:

        This letter is submitted on behalf of Atlantic Power Corporation (the "Company") in response to comments in the letter dated June 8, 2010 (the "Comment Letter") from H. Christopher Owings of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Patrick J. Welch, Chief Financial Officer of the Company with respect to Amendment No. 1 to the Company's Registration Statement on Form 10-12B filed with the Commission on May 27, 2010 (the "Registration Statement") and the Company's Form 10-Q for Fiscal Quarter Ended March 31, 2010 filed on May 14, 2010 (the "Form 10-Q"). The Company is concurrently filing Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which includes changes to reflect responses to the Staff's comments. The Company will separately deliver to you copies of Amendment No. 2, marked to show changes from the Registration Statement.

        For reference purposes, the Staff's numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

General

1.
We reviewed your response to comment 2 in our letter dated May 12, 2010 and the related revisions to your disclosures. We note that in your Form 10-Q for the quarterly period ending March 31, 2010 on pages 40 and 42, you continue to disclose that, "[b]ased on [your] latest projections, [you] believe that [your] cash on hand and projected cash flows are adequate to meet the current level of dividends to shareholders into 2015." To the extent you continue to disclose this type of information, we believe you need to disclose qualitative and quantitative information in support of your assertion. Please advise or revise.

  Response to Comment No. 1

  In response to the Staff's comment, we intend to file an amendment on Form 10-Q/A for the period ended March 31, 2010 that deletes the referenced language and that will otherwise be consistent with the disclosure contained in the Registration Statement and in Amendment No. 2.

Business, page 3

2.
We note your response to comment five of our letter dated May 12, 2010. Please resubmit your materials and either mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

  Response to Comment No. 2

  In response to the Staff's comment, we have resubmitted our supporting documents. Please note that the support for the increases in electricity demand in the United States and Canada are contained on page 11 of the December 15, 2009 version of the North American Reliability Council's Long-Term Reliability Assessment. The support for generation sales is contained on page 63 of the attached report from the EIA and the support for the number of non-utility generators and their capacity is contained on page 18 of the EIA report. In addition, please see clarification to the disclosure on pages 7 and 8 of Amendment No. 2.

Selkirk Project, page 22

3.
We note your response to comment eight of our letter dated May 12, 2010. Please revise your disclosures to provide the actual terms that determine the partnership's cash distribution. For example, with regard to the 13.62% priority distribution please provide the fixed semiannual amount.

  Response to Comment No. 3

  In response to the Staff's comment, we have added further disclosure about the Selkirk cash distributions on page 22 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Cash Flow Available for Distribution, page 66

4.
Please tell us how your disclosure of cash available for distribution on a per share basis complies with Item 10(e) of Regulation S-K. Refer to the adopting release for Item 10(e) of Regulation S-K, Exchange Act Release No. 47226, Accounting Series Release No. 142, ASC 230 and Question 102.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

  Response to Comment No. 4

  In response to the Staff's comment, we have deleted all of the per share amounts in the Cash Available for Distribution table on page 67 of Amendment No. 2.

Elements of Compensation, page 84

5.
We note your responses to comments 26 and 28 of our letter dated May 12, 2010. Please revise your disclosure to provide more detail regarding how you arrived at the amount of compensation paid to each named executive officer under the non-equity incentive plan. Specifically, according to the disclosure you provide on page 84, the second component of your annual cash awards would provide for a maximum pay-out of 110% of each senior executive's salary if a total shareholder return is achieved at greater than the 85th percentile. According to the disclosure you provide on page 85, your total shareholder return for 2009 was achieved at a level (89% percentile) that would provide for the maximum award to be granted and yet the amounts reflected in the non-equity incentive plan compensation column of the summary compensation table reflect amounts far less than a maximum award. Please revise or advise.

  Response to Comment No. 5

  In response to the Staff's comment, please see revised disclosure on page 85 of Amendment No. 2, which provides corrected information about the calculation of non-equity incentive plan awards for each senior executive.

6.
Also, please explain how the third component you discuss on page 84 was arrived at with respect to each senior executive. Your disclosure in each senior executive's compensation summary, starting on page 89, indicates that this component is "based on the independent directors' assessment of [each officer's] performance against annually approved goals and objective." Please revise to briefly summarize the individual goals and objectives that are established annually for each senior executive.

  Response to Comment No. 6

  In response to the Staff's comment, we note that goals and objectives are established for the company and not tailored for individual named executive officers. Please see revised disclosure on pages 84 and 85 of Amendment No. 2, which describes the company's goals and objectives and clarifies the third component of non-equity incentive plan compensation for executive officers.

7.
We note your response to comment 27 of our letter dated May 12, 2010 and the revised disclosure you provide on page 85 that discusses the process your CEO and Compensation Committee engage in to determine the amount of non-equity incentive plan compensation that is awarded to your non-officer executives. Please also discuss whether these amounts are based upon the performance of the company or the individual or both, and whether any goals or objectives are established at the start of the fiscal year that will determine how the amount of compensation is arrived at. Again, your disclosure in both non-officer compensation summaries, starting on page 91, indicates that these amounts are based upon "contributions to achievement of [y]our annual goals and objectives approved by [y]our board of directors in January 2009." Please also disclose the fixed percentage of salary that determines the amounts of these awards.

  Response to Comment No. 7

  In response to the Staff's comment, please see revised disclosure on pages 85, 92 and 93 of Amendment No. 2, which clarifies non-equity incentive plan compensation for non-officer executives.

Long Term Incentive Plan, page 85

8.
We note your response to comment 29 of our letter dated May 12, 2010 and your revised disclosure indicating that Mercer's benchmarking review concluded that the overall compensation plan, including the LTIP plan and other components was reasonable and appropriate. Please revise to elaborate upon how they determined that your overall compensation plan "was reasonable and appropriate." In other words, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv), and whether, in determining that your overall compensation plan was reasonable and appropriate, they assessed each component of your compensation individually and determined that each component fell within or above a particular percentile of the benchmark; if they arrived at their assessment in some other manner, please elaborate.

  Response to Comment No. 8

  In response to the Staff's comment, please see additional disclosure on page 86 of Amendment No. 2, which provides details about the competitive peer group that was utilized in Mercer's review and clarifies that the Mercer review included each component of compensation.

9.
We note your response to comment 30 of our letter dated May 12, 2010 and your revised disclosure. Please disclose your 2009 cash flow target, your actual performance and for each named executive officer, the actual calculation of their LTIP compensation based on your performance.

  Response to Comment No. 9

  In response to the Staff's comment, please see additional disclosure on page 88 of Amendment No. 2 regarding cash flow targets required to achieve the minimum and maximum LTIP awards. We note that the discretion of the board of directors is the final determination of the level of LTIP awards and have disclosed this fact, as well as our actual project cash flow results in the description of the determination of the LTIP award for each senior executive on pages 90 and 91 of Amendment No. 2.

Stockholder Matters, page 97

10.
In light of your history of paying cash dividends, please disclose whether you currently expect that comparable cash dividends will continue to be paid in the future. Also disclose any uncertainties regarding your ability to continue to pay comparable cash dividends in the future; for example, your ability to pay dividends in the future is subject to your earnings, cash flows, available cash, the discretion of the Board of Directors, and/or other factors. Refer to Item 201(c)(2) of Regulation S-K. Please also revise your disclosure on page 68 under Common Share Conversion and Dividend Policy to include these disclosures.

  Response to Comment No. 10

  In response to the Staff's comment, please see additional disclosure on pages 68 and 99 of Amendment No. 2, which describes our expectations about future dividends and the risks associated with continuing to pay dividends at the current rate.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

11.
We reviewed your response to comment 38 in our letter dated May 12, 2010. As it appears there is diversity in practice in terms of the statements of cash flows classification of distributions from equity method investees in excess of equity method earnings, please provide accounting policy disclosure regarding your policy for classifying these cash flows. Please also revise your presentation to show separate line items for equity in earnings from unconsolidated affiliates and distributions from unconsolidated affiliates as we believe ASC 230 requires such gross presentation. Finally, please reconcile for us the amounts disclosed on the face of the statements to the amounts disclosed in note 4 for distributions and equity in earnings from unconsolidated affiliates.

  Response to Comment No. 11

  In response to the Staff's comment, we have included our accounting policy for equity method investments in Note 2(m) on page F-9 of Amendment No. 2. In addition, we have separated distributions and equity earnings from unconsolidated affiliates in the consolidated statement of cash flows on pages F-5 and F-40 and corrected the distributions from equity method investments for 2007 on page F-17 of Amendment No. 2. The reconciliation of equity earnings in Note 4 to the amounts reported in the consolidated statement of cash flows is included as an exhibit to this letter. Finally, we will separate distributions and equity from unconsolidated investments in the statement of cash flows included in our Form 10-Q/A for the three-month period ended March 31, 2010, which we intend to file.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Part I. Financial Information, page 3

Item 1. Consolidated Financial Statements and Notes, page 3

Note 16. United States and Canadian Accounting Policy Differences, page 23

12.
Please tell us whether you are required by Canadian securities legislation to provide a reconciliation from US GAAP to Canadian GAAP. Please also refer to Item 10(e)(5) of Regulation S-K and tell us why you believe the Canadian GAAP amounts are permitted to be disclosed in the notes to the financial statements prepared in accordance with US GAAP. Notwithstanding the preceding, please tell us whether you meet the definition of a foreign private issuer in Rule 405 of Regulation C. Also tell us what you plan to do next year when Canada switches over to IFRS.

  Response to Comment No. 12

  In response to the Staff's comment, we note that we are subject to Canadian securities laws and National Instrument 52-107, Part 4.1(a) permits SEC issuers to file U.S. GAAP financial statements, provided that the notes to the issuer's interim and annual financial statements for the first two years after changing from Canadian GAAP to U.S. GAAP contain a reconciliation to Canadian GAAP. We further note that an amendment to National Instrument 52-107 is pending and such amendment will, if approved, remove the requirement to reconcile to Canadian GAAP when IFRS is adopted in Canada beginning January 1, 2011. Our intention is to file U.S. GAAP financial statements in Canada from this point forward and include the reconciliation to Canadian GAAP as long as it continues to be required by Canadian Securities laws.

  We were a "foreign private issuer" as defined in Rule 405 of Regulation C at all times since our initial public offering and listing on the Toronto Stock Exchange in 2004 through September 30, 2009. As required by Rule 405, we re-tested our qualification as a foreign private issuer in connection with the proposed filing of a registration statement on Form 40-F with the Commission in the fourth quarter of 2009 and learned that we no longer qualified as a foreign private issuer as of September 30, 2009.

Exhibit 32

13.
Please amend the filing to include your Section 1350 Certifications. Refer to Item 601(b)(32) of Regulation S-K.

  Response to Comment No. 13

  In response to the Staff's comment, we intend to furnish the Section 1350 Certifications as Exhibits 32.1 and 32.2 to our Form 10-Q/A.

* * * * *

        The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information concerning the Company's responses to your Comment Letter, please do not hesitate to contact me at (617) 977-2400, or by facsimile at (617) 977-2410, or Yoel Kranz, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1760 or by facsimile at (617) 523-1231.

Sincerely,

/S/ Patrick J. Welch

Patrick J. Welch
Chief Financial Officer
Atlantic Power Corporation